EXHIBIT 21.1

Subsidiaries of Green Spirit Industries Inc.

Name of Entity	Jurisdiction
Project 1493, LLC	Puerto Rico
Green Spirit Mendocino, LLC	California
Sunset Connect Oakland, LLC	California
Green Spirit Essentials, LLC	California
Spirulinex, LLC	California
Point Arena Supply Co., LLC	California
GSRX SUSPES, LLC	California
138 Main Street PA, LLC	California
511 Andalucia, LLC	Puerto Rico